OsNovum
Balance Sheet
As of December 31, 2024 and 2023

Assets

	2024	2023
Current Assets		
Business checking	$ 9,365.83	$ 63.18
Investment savings account	73.60	73.60
Total Current Assets	9,439.43	136.78
Property and Equipment		
Net Property and Equipment	0.00	0.00
Total Assets	$ 9,439.43	$ 136.78

OsNovum
Balance Sheet
As of December 31, 2024 and 2023

Liabilities and Stockholders' Equity

	2024	2023
Current Liabilities		
Due to/from shareholder	$ 0.00	$ 4,643.38
Total Current Liabilities	0.00	4,643.38
Long-Term Liabilities		
Total Long-Term Liabilities	0.00	0.00
Total Liabilities	0.00	4,643.38
Stockholders' Equity		
Additional Paid in Capital	258,220.31	193,654.38
Retained Earnings	(248,780.88)	(198,160.98)
Total Stockholders' Equity	9,439.43	(4,506.60)
Total Liabilities and Stockholders' Equity	$ 9,439.43	$ 136.78

OsNovum
Income Statement

	4 Quarters Ended December 31, 2024	4 Quarters Ended December 31, 2023
Sales		
Total Sales	0.00	0.00
Gross Profit	0.00	0.00
Operating Expenses		
Laboratory supplies and materials	0.00	336.92
Bank service charges	156.00	42.00
Computer and internet	(51.44)	2,664.74
Professional fees	8,110.00	4,442.00
Consulting	21,000.00	0.00
Other labor	21,405.34	15,165.00
Total Operating Expenses	50,619.90	22,650.66
Operating Income (Loss)	(50,619.90)	(22,650.66)
Other Income (Expenses)		
Interest earned	0.00	0.49
Total Other Income (Expenses)	0.00	0.49
Net Income (Loss) Before Taxes	(50,619.90)	(22,650.17)
Net Income (Loss)	$ (50,619.90)	$ (22,650.17)

OsNovum
Statement of Cash Flows
For the 4 Quarters Ended December 31, 2024 and 2023

	4 Quarters Ended December 31, 2024	4 Quarters Ended December 31, 2023
Cash Flows from Operating Activities		
Net Income (Loss)	$ (50,619.90)	$ (22,650.17)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Losses (Gains) on Sales of Fixed Assets	0.00	0.00
Decrease (Increase) in Operating Assets:		
Increase (Decrease) in Operating Liabilities:		
Other	(4,643.38)	4,643.38
Total Adjustments	(4,643.38)	4,643.38
Net Cash Provided By (Used In) Operating Activities	(55,263.28)	(18,006.79)
Cash Flows from Investing Activities		
Net Cash Provided By (Used In) Investing Activities	0.00	0.00
Cash Flows from Financing Activities		
Proceeds from Sale of Stock	64,565.93	0.00
Net Cash Provided By (Used In) Financing Activities	64,565.93	0.00
Net Increase (Decrease) In Cash and Cash Equivalents	9,302.65	(18,006.79)
Beginning Cash and Cash Equivalents	136.78	18,143.57
Ending Cash and Cash Equivalents	$ 9,439.43	$ 136.78